Filed by Handspring, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Handspring, Inc.

Commission File No.: 0-30719

The following is a script for a conference call held by Palm, Inc. and Handspring, Inc. on June 4, 2003 relating to the definitive agreement pursuant to which Palm will spin-off PalmSource, Inc. and after the spin-off acquire Handspring.

Acquisition of Handspring and PalmSource Spin-Off

Teleconference Remarks

Jimmy Johnson, Manager Investor Relations Palm, Inc.

Good morning. I’d like to thank everyone for joining us on such short notice and welcome securities analysts, shareholders and others listening today to our announcement regarding Palm’s acquisition of Handspring and receiving final board approval of the PalmSource spin-off.

I’d like to remind everyone that today’s comments will include forward-looking statements. These statements are subject to risks and uncertainties that may cause actual results and events to differ materially. These risks and uncertainties are detailed in Palm’s and Handspring’s filings with the Securities and Exchange Commission.

In addition Palm and PalmSource will be filing registration statements with the SEC relating to the acquisition of Handspring and spin-off of PalmSource. We urge you to read those materials, which will contain more detailed information about the acquisition and spin-off, when they become available.

To comply with the SEC’s guidance on “fair and open disclosure,” we have made this conference call publicly available via webcast and phone, and we will post today’s remarks on our Palm.com website and also on Handspring’s website. I’d now like to turn the call over to our chairman and CEO, Eric Benhamou.

Eric Benhamou, Chairman and interim CEO Palm, Inc.

Thank you Jimmy.

With me today and speaking on this call are Todd Bradley, President and CEO of Palm Solutions Group, Donna Dubinsky and Jeff Hawkins, co-founders of Handspring and respectively their CEO and their Chief Product Officer. Also with us are Ed Colligan, President and COO of Handspring, and Judy Bruner, Palm’s Chief Financial Officer, to answer questions you may have after our formal remarks.

We are making important and exciting announcements today. As you saw in the press release sent out early this morning, we have signed a definitive agreement to complete an important transaction encompassing two components:

First, the acquisition of Handspring, a pioneer and leading innovator of PalmOS-based PDAs, smartphones and communicators.

Second, the spin-off of PalmSource to Palm shareholders. We have also obtained final board approval for the separation agreements between PalmSource and Palm.

The two components of this transaction will happen simultaneously and will be the object of a Palm shareholder vote in the fall. Around the same time, Handspring shareholders will vote at their own meeting on the acquisition.

We view today’s announcement as having a profound and transformative effect on the structure of the handheld industry, enabling new growth opportunities for the customers and partners of both Palm and Handspring, and most importantly, creating new possibilities for enhancing shareholder value for both Palm and Handspring shareholders.

Todd Bradley will walk you through the details of the Handspring acquisition, but let me spend a few minutes giving you the strategic rationale behind each component of the transaction:

From the start, our motivation for wanting to formally separate our Palm OS platform business and for spinning it off into an independent company were threefold:

We wanted to achieve great clarity of focus and mission for both our platform licensing business and for our handheld product and solutions business. Through enhanced focus, we wanted to raise the quality and crispness of our execution. I believe we have already enjoyed some of the desired favorable effect, as our plans got under way some 18 months ago.

The second core motivation behind our separation strategy was

-	To create a level playing field among current and future licensees,

-	To deepen their commitment to the PalmOS platform, and

-	To grow the overall Palm economy.

We thought it was particularly important to signal our intentions to the market, as new generation of handhelds such as smartphones were beginning to appear. We expect to realize additional interest on the part of current and prospective licensees and developers as we complete the full separation of PalmSource from Palm.

Finally, our third motivation was to enhance our potential for growing shareholder value by creating a leading pure play, handheld platform company, and thereby attracting new and different profiles of shareholders. With the completion of all separation agreements and board approval, we are now far closer to being able to realize this potential.

Let me now explain the strategic rationale behind our acquisition of Handspring. There are four salient points to bring up here:

First, we are creating one company that combines the best capabilities for strong operational management and innovation. We think this combination is essential in our industry, particularly at time when competition has intensified. Todd Bradley and his team have shown that we can streamline our supply chain processes, manage our balance sheet and expense structure, introduce innovative products and grow market share at the same time. The companies founded by Donna Dubinsky and Jeff Hawkins, have always stood out for pioneering innovation, creative thinking, and the courage to challenge conventional wisdom. The chance to combine these skills under one roof is the foundation of this acquisition.

Second, this combination provides the broadest handheld product line-up for consumers, mobile professionals, and businesses. Critical mass and product breadth are important success factors in this industry. A single product line, however innovative it may be, is much harder to yield a compelling and sustainable business model. The merged company will be undisputed in its leadership in this regard.

Third, we can maximize the breadth and coverage of our worldwide distribution channels. The addition of Handspring’s global carrier channels is highly complementary to Palm’s retail and enterprise channels. Again, the fit is readily apparent.

Finally, we are expanding and enhancing the management team, and matching it with the market opportunities ahead. Todd will review this aspect with you in a few minutes. Suffice it to say that this transaction adds to the depth and breadth of our management team, and raises our ability to execute.

Let me now briefly describe the way the transaction will occur:

The first step will be a tax-free distribution of all PalmSource shares owned by Palm to Palm’s shareholders.

The second step consists of a merger between Palm Solutions Group (which you can think of as Palm minus PalmSource) and Handspring. I will leave it to Todd to describe further the details of this part of the transaction.

All current Palm shareholders will ultimately end up owning two stocks – a PalmSource stock, distributed on a pro-rata basis, as well as their current Palm, Inc. stock, which will then reflect the business of the merged company.

The SEC filings associated with this transaction will take place in July, and will include details regarding both the spin-off of PalmSource and the Handspring acquisition.

Last but not least, let me walk you through the result we envision, a reconfiguration of the landscape of our industry:

There will be an independent, publicly traded software company, named PalmSource, which will be the leading global handheld platform supplier.

There will also be a new, independent, publicly traded product and solutions company, the merged company of Palm Solutions Group and Handspring. It will be the largest Palm OS licensee, and has a leading global market share in all categories of handhelds, from consumer PDAs to mobile professional products, enterprise products and wireless communicators.

There will be a stronger Palm economy:

-	With more dedicated resources;

-	The existing PalmOS licensees are stronger, with brighter prospects;

-	There are more incentives for developers to invest in the PalmOS platform; and,

-	More applications and partner leverage to be gained by PalmOS licensees.

This industry landscape is more conducive to innovation and profitable growth. Palm Solutions and Handspring are stronger together as a merged company than they are individually. PalmSource will work closely with the new merged company, and will enjoy the freedom, dedication and focus required to take the growth of the PalmOS platform to a new level.

I will now turn it over to Todd Bradley, who will be the CEO of the newly merged company. He will provide you with additional information on today’s announcement.

Todd Bradley, President and CEO Solutions Group

Thank you, Eric, and hello everyone.

Today marks a great day for Palm Solutions and Handspring – two companies uniquely complementary, coming together.

This is a true merger of leaders. Palm brings operational excellence, innovation and world leadership in handheld computing. Handspring brings innovation and vision in the smartphone industry, and excellent relationships with world-class carriers.

We’re building one of the strongest pure-play mobile computing companies in the world, with the most experienced leadership team. And I couldn’t be more excited about its prospects. Together, we’ll drive and shape the future of mobile computing.

Let me elaborate.

We have an exceptional opportunity to bring together the best from both companies and to create a far stronger competitor on an improved structure.

Those of you who have followed Palm closely know that we have worked hard to fix the foundation of this company—both in operations and innovation. The economy has been tough on everyone, but we have aggressively adjusted our operating structure to meet this challenge. I’m proud of the progress we’ve made on many fronts to improve our performance.

And you know that Palm is the market leader in most regions around the world, and that Palm handhelds have long been noted for their ease-of-use and productivity benefits. But more recently, we’ve earned significant praise from reviewers and customers for bringing product innovation back into the company.

By adding Handspring’s well-known and innovative Treo smartphones, it is clear that upon completion of our merger, we will meet customer requirements like no other competitor in this space—and the economics of the merged company is significantly more attractive.

This merger also supports our three corporate objectives, which you’ve heard Eric and me speak about many times in the past: growing the market, maintaining our market leadership, and delivering consistent profitability.

Our overall goal is creating shareholder value.

Eric walked through a bit of the structure of the deal earlier, and I’ll now elaborate on what I can. Please note that more details regarding the transaction will be available when we file our registration statement for the transaction with the Securities and Exchange Commission.

Both the PalmSource spin-off and the acquisition of Handspring will occur virtually simultaneously this fall. The spin-off of PalmSource will occur first and the PalmSource shares will be distributed to Palm shareholders. Handspring shareholders will not receive shares of PalmSource.

Following the PalmSource spin-off, Handspring will be merged into the remaining Palm Solutions. The merger terms call for a fixed exchange ratio whereby 0.09 shares of Palm Solutions are exchanged for each share of Handspring stock, resulting in approximately 13.9 million shares being issued to Handspring’s shareholders on a fully diluted basis.

The merged company will be owned 32.2 percent by Handspring shareholders of record, and Palm, Inc.’s shareholders of record will own about 67.8 percent.

The value per share to be received by Handspring shareholders will be based on the Palm share price following the spin-off of PalmSource.

The spin-off of PalmSource and, immediately following, the merger of Handspring into Palm Solutions is being treated as one transaction with two components. The transaction is subject to the customary domestic and foreign regulatory approvals and shareholder votes.

A simple majority vote of shares outstanding is required by shareholders of Palm, Inc, and the same is required of Handspring.

Handspring insiders own a large portion of their company’s stock. And Donna Dubinsky, Jeff Hawkins and Ed Colligan already have committed 37.5 percent of the outstanding shares in favor of the merger.

Palm will extend an initial $10 million line of credit to Handspring for working-capital purposes until the transaction closes. Under certain conditions, the line of credit may increase to $20 million, and its maturity may be extended.

We’re looking to fall 2003 for the completion of all regulatory requirements and votes.

Many of you have seen me use a slide that looks out to 2006 and estimates the compound annual growth rate for the various types of handheld computers and smartphones.

Accounting for the largest share of the market today are traditional handheld computers, and this is where the market has been – and where growth remains – an estimated 8 percent. As an example of that growth, we recently reported that our $99 U.S. retail Zire handheld has in only 6 months of availability racked up 1 million in units sold. According to NPD, Palm Solutions held 50 percent market share in U.S. retail for the week beginning May 11.

The next type of handheld is the data-centric product. These include products such as our Tungsten W, with integrated GSM/GPRS; as our Tungsten T with integrated Bluetooth, or our Tungsten C with integrated 802.11 also have a very nice expected trajectory – an estimated 42 percent.

But the truly dramatic compound annual growth rate predictions are for the smartphone space – the space that Handspring understands very well. The base is small today, but the potential is huge – 76 percent.

Now, consider the prospects for a single company that can offer products across this entire spectrum. The projected compound growth of this combined market gives a strong rationale for this merger of category leaders. The opportunity is compelling and exciting

When the merger is completed, our joint product portfolio will address customer requirements in a comprehensive fashion. It will bridge from the most simple Personal Information Management device to fully featured smartphones – and with almost no overlap at all.

Clearly, a stronger competitor will emerge from all facets of our business functions, from product management through to sales and marketing. The news today is a compelling path to scale and profitability.

But that’s not all.

The team we have assembled to lead our new company is beyond comparison.

Jeff Hawkins will become our chief technology officer. He is, of course, the inventor of the first commercially successful handheld, and known as a visionary to anyone who watches this space. I’m happy to say he’ll continue to inspire the future of wired and wireless handhelds, as well as, of course, smartphones.

We’ve structured the merged company around two business units: Smartphone Solutions and Handheld Computing Solutions.

I’m pleased to say that Ed Colligan, currently president and chief operating officer for Handspring, will run our Smartphone Solutions. What he and his team have done from a small base is outstanding. The Handspring product and engineering teams under Ed will move over largely as a group, meaning they shouldn’t miss a beat in the transition. We look forward to the first Palm Treo smartphone on the market.

Handheld Computing will be led by Ken Wirt, currently a Palm Solutions senior vice president of sales and marketing. Ken and his team have done a great job introducing new and acclaimed products and two new subbrands – Zire for consumers and multimedia enthusiasts, and Tungsten for mobile professionals and businesses.

The chief financial officer of the merged company will be Judy Bruner, Palm’s current senior vice president and CFO.

In addition to Jeff and Ed continuing to execute on the vision of handheld computing, I’m very pleased that Donna Dubinsky will join our board and take an active role in guiding the future of the merged company.

Eric and I have spoken to you many times about Palm Solutions’ three objectives. Our news today about this exciting merger supports them all very well.

Eric talked about the industry catalyst announced today – the two acts that, together, will transform the industry. PalmSource will begin its independent life, growing the Palm Economy from its leading operating-system software platform. Palm Solutions—merged with Handspring—will create the industry’s most competitive handheld and Smartphone company.

The merged company I’ll be honored to lead will be true to our mission of delivering what matters most to customers. And in so doing, we will create shareholder value in a very exciting, rewarding, growing space.

Now, over to Donna.

Donna Dubinsky, Co-Founder and CEO Handspring, Inc.

I am very pleased to be here today to participate in the announcement of this significant transaction.

When we founded Palm over eleven years ago, we had a vision that handheld computing would be the future of personal computing. By this we meant that truly personal computers – computers you carry on your person, and combine your personal and professional data – will be handheld computers, not desktop or enterprise computers.

When we founded Handspring almost five years ago, we expanded that vision to encompass wireless communications. Through many years, this vision has held constant. We believe that integrated computing and communications devices will be compelling and ubiquitous, and they will have a major impact on how we all live and work.

I am pleased that the Palm team shares this same vision. As you know, at Handspring we made the conscious decision to stop investing in handheld computers in order to focus our investment on communicators, or smartphones. By joining forces with Palm, we are able to pursue our vision from a stronger position, and to work towards the gradual transformation of this industry into a wireless future.

We see significant strategic rationale to combine these two companies. Our Treo products will benefit from the strong Palm brand. We will be able to capitalize on Palm’s strength in the retail channel. We will combine efforts in the enterprise, where we both have assets, but where neither company has a sufficient product line alone. We will benefit from scale in our purchasing, and from the work Palm has done to streamline the supply chain. And, we believe that we can arrive at a profitable structure sooner together, than either company would have, on its own.

Of course, we bring great strengths to the party as well. We have one of the world’s most experienced and talented product design and engineering teams in the smartphone category. We bring substantial technical capabilities, including GSM and CDMA radio expertise. We have developed deep relationships with several major carrier partners, and are well on the way to adding other significant relationships. We have an organization that is thoroughly educated in how to create and manage these relationships, whether in contract management, web sales, marketing influence, or coordination of technical support.

I believe that the combination of our product knowledge and carrier relationships, along with Palm’s brand, will erect significant barriers to entry in the smartphone business. We have learned the hard way that these are difficult products to create, and that the network operators are challenging relationships to manage. By overcoming these obstacles, we feel that we bring to the combined Palm a sustainable competitive position in this new category.

On a personal note, I look forward to the opportunity to serve on the merged company’s new board of directors. I expect to work both with Todd Bradley on the overall business, and Ed Colligan on the wireless business, in any way that I can, to help support the integration process, and ultimately the merged business.

As we move forward in creating this new company together, we have one objective in mind, which is to create the leader in the next generation of personal computing and communications. This merger will give us a greater position of strength in order to make this vision a reality.

Jeff Hawkins, Co-Founder, Chairman and CPO Handspring, Inc.

Thank you Donna.

In my time at Palm and now here at Handspring, I have always believed the future of personal computing is mobile computing.

In years to come, we won’t think of personal computing as we do today, where desktops and laptops are the primary medium of work and communication. In the future, mobile devices, both handheld computers and smartphones, will play the central role in our work and our personal lives.

We will access the Internet more often on phones than on desktop computers. We will receive email and messages more frequently on handheld computers and phones than on desktop computers. And we will continue to talk on our phones, perhaps in new ways.

Phones and handheld computers will be our most essential computing and communications tools. Our desktops, laptops and other terminals will be peripheral to the devices that fit in our pockets.

The teams at both Palm and Handspring firmly believe in this future.

For the past decade, Palm has pioneered the handheld computing industry and built a clear and undisputed leadership position. They have maintained this leadership position in the face of changing technology and stiff competition.

Handspring, on the other hand, has focused its resources on creating a new category of sophisticated, yet easy-to-use, smartphones. Although small today, we believe this is a market poised for rapid growth and Handspring has established a leadership position even among much larger cell phone manufacturers.

Palm and Handspring have produced some of the greatest mobile computing products, even through difficult times. By merging our two companies, we can go to market with redoubled strength in leadership, and shared knowledge and experience, resulting in an environment where innovative ideas can flourish and the resulting products will prosper.

We have only scratched the surface of this promising industry. With Palm and Handspring becoming a single, united force in the marketplace, we are building a team whose experience and assets are unmatched. The future of personal computing is mobile computing. This merger of Palm and Handspring is a seminal event in our journey toward this future.

You might be curious how I personally feel about this merger. So I will tell you.

I have been at Handspring for almost five years now. Palm has changed a lot since I was there. Most of the people are new. So this is not a reunion for me,

and there is no nostalgia. However, as I have come to know the Palm management team I have been impressed with both their product design and business skills and our common vision for the future of personal computing.

I believe that by joining with Palm, we will be able to deliver a much broader portfolio of products that will shape the future of the industry – even beyond what we could have accomplished as an independent company. By merging Palm and Handspring, we will have a company that can help redefine personal computing with innovative products and unrivaled leadership. For these reasons, I am very excited with what we can accomplish as a result of this merger.

I will now turn the call back over to Todd.

Forward-Looking Statements

This script contains forward-looking statements within the meaning of the federal securities laws, including, without limitation, statements regarding the following: the transformation of the handheld industry; the growth of the Palm economy and the attraction of additional PalmSource licensees as a result of the spin-off; the integration of the Handspring management team and employees with the Palm management team and employees; the timing of the consummation of the merger and the spin-off; the ability of the Palm Solutions Group to realize its objectives of growing the market, maintaining industry leadership and achieving consistent profitability; the strategic and operational benefits to the combined company following the merger; the expectation of greater revenue opportunities, operating efficiencies and cost savings as a result of the merger; employee reductions; the relocation of Handspring employees to Palm’s Milpitas headquarters; the management and board composition of Palm following the merger; and the tax-free nature of the spin-off and merger for U.S. federal income tax purposes. These statements are subject to risks and uncertainties that could cause actual results to differ materially, including, without limitation, the following: the approval of the transaction by the Palm and Handspring stockholders; the satisfaction of closing conditions, including the receipt of regulatory approvals; the ability of Palm and PalmSource to operate as separate companies after the spin-off; the successful integration of Handspring’s employees and technologies with those of Palm; fluctuations in demand for Palm’s and Handspring’s products and solutions; the ability to successfully combine product offerings; the possibility that the business cultures of Palm and Handspring are incompatible; possible development of marketing delays relating to product offerings; the introduction of new products by competitors or the entry of new competitors into the markets for Palm’s and Handspring’s products; the possibility that the Internal Revenue Service will determine that the spin-off will not be tax-free to Palm and its stockholders; an acquisition of over 50% of the stock of Palm or PalmSource within two years following the spin-off that is determined by the Internal Revenue Service to be part of a plan or series of related transactions involving the spin-off, making the spin-off taxable to Palm. The combined company may not successfully integrate the operations of Palm and Handspring in a timely manner, or at all, and the combined company may not realize the anticipated benefits or synergies of the merger. A detailed discussion of other risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included in Palm’s and Handspring’s most recent filings with the Securities and Exchange Commission. Neither Palm nor Handspring undertakes any obligation to update forward-looking statements to reflected in this script after the date of the conference call.

Additional Information And Where To Find It

Palm, Inc. and Handspring, Inc. intend to file a registration statement on Form S-4 containing a joint proxy statement/prospectus in connection with the reorganization transaction involving Palm, PalmSource, Inc. and Handspring. In addition, PalmSource intends to file a registration statement on Form S-4 containing a prospectus relating to the distribution of PalmSource shares to the existing stockholders of Palm. Investors and security holders are urged to read these filings when they become available because they will contain important information about the reorganization transaction described herein. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Palm by contacting of Palm Investor Relations (877-696-7256 or Palm.IR@corp.palm.com). Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Handspring by contacting Handspring Investor Relations (Brad Driver at 650-230-5070 or bdriver@handspring.com). Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by PalmSource by contacting PalmSource Investor Relations (Al Wood at 408-400-3000 or Al.Wood@palmsource.com).

Palm and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Palm and Handspring in connection with the reorganization transaction described herein. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein will be included in the joint proxy statement/prospectus of Palm and Handspring described above. PalmSource and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Palm and Handspring in connection with the reorganization transaction described herein. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein will be included in the prospectus of PalmSource described above Additional information regarding the directors and executive officers of Palm is also included in Palm’s proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about August 26, 2002. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Palm by contacting Palm Investor Relations (877-696-7256 or Palm.IR@corp.palm.com).

Handspring and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Handspring and Palm in connection with the reorganization transaction described herein. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein will be included in the joint proxy statement/prospectus of Palm and Handspring described above. Additional information regarding these directors and executive officers is also included in Handspring’s proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about October 1, 2002. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Handspring by contacting Handspring Investor Relations (Brad Driver at 650-230-5070 or bdriver@handspring.com).